SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

IVAX CORPORATION

(Name of applicant)

4400 Biscayne Blvd.
Miami, Florida 33137

(Address of principal executive offices)

Securities to be Issued Under the
Indenture to be Qualified

Title of Class	Amount

1.5% Convertible Senior Notes due 2024	up to $400,000,000 aggregate principal amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

Steven D. Rubin
Senior Vice President and General Counsel
IVAX Corporation
4400 Biscayne Blvd.
Miami, Florida 33137
(305) 575-6000

(Name and Address of Agent for Service)

With copies to:

Alison W. Miller, Esq.
Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
150 West Flagler, Suite 2200
Miami, Florida 33130
(305) 789-3200

GENERAL

1. General Information

     (a) IVAX Corporation (the “Company” or “IVAX”) is a corporation.

     (b) The Company is organized under the laws of the State of Florida.

2. Securities Act Exemption Applicable

     Upon the terms set forth in an Offer to Exchange dated January 20, 2005, as amended and supplemented by the Supplement to the Offer to Exchange dated February 11, 2005 (together, the “Offer to Exchange”), the Company is offering to exchange (i) $1,000 in principal amount of its 1.5% Convertible Senior Notes due 2024 (the “New Restricted Notes”) for each $1,000 principal amount of its currently outstanding 1.5% Convertible Senior Notes due 2024 (CUSIP No. 465823AH5) (the “Old Restricted Notes”) and (ii) $1,000 principal amount of its 1.5% Convertible Senior Notes due 2024 (the “New Unrestricted Notes” and, together, with the New Restricted Notes, the “New Notes”) for each $1,000 principal amount of its currently outstanding 1.5% Convertible Senior Notes due 2024 (CUSIP No. 465823AJ1) (the “Old Unrestricted Notes” and, together, with the Old Restricted Notes, the “Old Notes”). In addition, the Company is offering a one-time cash payment (an “Exchange Fee”) equal to $2.50 per $1,000 principal amount of Old Notes exchanged for New Notes. The exchange of Old Notes for New Notes and the payment of the Exchange Fee is referred to herein as the “Exchange Offer.” If the Exchange Offer is completed, the New Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification of Indenture on Form T-3. The New Restricted Notes will be exchanged for Old Restricted Notes and will contain restrictions (including restrictive legends) similar to those in the Old Restricted Notes, and New Unrestricted Notes will be exchanged only for Old Unrestricted Notes. As the New Notes (and the Exchange Fee) are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for outstanding Old Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof and Rule 150 promulgated thereby. No sales of securities of the same class as the New Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No commission or other remuneration has been paid by IVAX, directly or indirectly, for soliciting exchanges pursuant to the Exchange Offer, and no consideration has been, or is to be given, directly or indirectly, by IVAX to any person in connection with the transaction, except for (i) the customary payments to be made in respect of preparation, printing, and mailing of the Offer to Exchange and related documents, (ii) the engagement of Mackenzie Partners, Inc. as Information Agent, U.S. Bank National Association as Exchange Agent and UBS Securities, LLC as financial advisor for the Company, and (iii) the payment of the Exchange Fee. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3. Affiliates

     The following is a list of affiliates of the Company as of the date of this application. The Company owns, directly or indirectly, 100% of the voting securities (in the form of capital stock or membership interests, as the case may be) of each of the following subsidiary affiliates of the Company, except where otherwise indicated.

Affiliate Companies

Domestic

American Tobacco Products, Inc.
API Industries, Inc.
Baker Cummins Dermatologicals, Inc.
Baker Norton U.S., Inc.
Cummins Properties, Inc.
D & N Holding Company
Doral Manufacturing, Inc.
Diamedix Corporation
DVM Pharmaceuticals, Inc.
Goldline Laboratories, Inc.
Goldline Properties Florida, Inc.
Immunovision, Inc.
Indiana Protein Technologies, Inc.
Ivax D Sub, LLC
IVAX Diagnostics, Inc. (approximately 74% owned)
IVAX Far East, Inc.
IVAX Laboratories, Inc.
IVAX Laboratories Puerto Rico, Inc.
IVAX Manufacturing, Inc.
IVX Oncology, Inc.
IVAX Pharmaceuticals, Inc.
IVAX Pharmaceuticals Caribe, Inc.
IVAX Pharmaceuticals Golden Glades, Inc.
IVAX Pharmaceuticals NV, Inc.
IVAX Pharmaceuticals Pralex, Inc.
IVAX Research, Inc.
IVAX Research Institute, Inc.
IVAX Specialty Chemicals Sub, LLC
Pet Technology Corp.
XAVI Corporation
XenoBiotic Laboratories, Inc.

Affiliate Companies

International

AXIV International Ltd.
Baker Cummins Inc.
C.K. Netpharma Oy
Coverdale B.V.
Delta Biologicals S.r.l.
Drogueria Sam S.A.
Elmor, S.A.
Elvetium Peru S.A.
Farmagonist AB
Farmasalud S.A.
Farma System S.A.
Galena Pharma Limited Liability Company
Glaciar S.A.
IVAX Argentina S.A.
IVAX Asia Ltd.
IVAX (Bermuda) Ltd.
IVAX Drug Research Institute, Ltd.
IVAX Farma B.V.
IVAX Farmaceutici S.r.l.
IVAX Holdings, A.G.
IVAX Holdings C.I.
IVAX India PVT Limited
IVAX International, B.V.
IVAX International GmbH
IVAX International (Luxembourg) Sarl
IVAX Manufacturing Argentina S.A.
IVAX Peru S.A.
IVAX Pharma GmbH
IVAX Pharmaceuticals (Beijing) Co. Ltd.
IVAX Pharmaceuticals Canada, Inc.
IVAX Pharmaceuticals Mexico, S.A. De C.V.
IVAX Pharmaceuticals South Africa (Pty) Ltd.
IVAX Pharmaceuticals Sro
IVAX Pharma Poland Sp. z.o.o.
IVAX SAS
IVAX Singapore Ptd. Ltd.
IVAX Scandinavia AB
IVAX UK Limited
IVAX Uruguay S.A.
Kilburn B.V.
Kunming Baker Norton Pharmaceutical Co. Ltd
LabChile Investment Corp.
Laboratorio Chile S.A.
Laboratorios Elmor, S.A.
Laboratorios Elmor S.A. (Guacara)
LBC International Corp.
LBC Pharmaceuticals Brasil Ltda.
LBC Pharmaceuticals Colombia S.A.
Maancirkel Holding B.V.
Medimport Scandinavia AB
Moviler S.A.
Natural Health Products Corporation, C.A.
Norton Gelkaps Gelatine Kapsel Produktion GmbH
Norton Healthcare Limited
Norton Healthcare (1998) Limited
Norton (Waterford) Limited
OFA, CA
Pharmatrade S.A.
Rowan International S.A.
Vitrium Division Farmaceutica, S.A. de C.V.
Zenith Goldline, S.A.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

     The following table lists the names of all directors and executive officers of the Company. The mailing address of each director and executive officer is: c/o IVAX Corporation, 4400 Biscayne Blvd., Miami, Florida 33137.

Name	Office
Phillip Frost, M.D.	Chairman of the Board and Chief Executive Officer
Neil Flanzraich	Vice Chairman and President
Thomas E. Beier	Chief Financial Officer
Rafick G. Henein	Senior Vice President
Frank C. Condella, Jr.	President, IVAX Pharmaceuticals Europe
Thomas E. McClary	Chief Accounting Officer
Mark Andrews	Director
Ernst Biekert, Ph.D.	Director
Betty G. Amos	Director
Paul L. Cejas	Director
Jack Fishman, Ph.D.	Director
Bruce W. Greer	Director
Jane Hsiao, Ph.D.	Director and Vice Chairman Technical and Regulatory Affairs
David Lieberman	Director
Richard C. Pfenninger, Jr.	Director
Bertram Pitt, M.D.	Director
Richard M. Krasno, Ph.D.	Director

5. Principal Owners of Voting Securities

     The table below provides information as to each person who beneficially owned more than 10% of the Company’s outstanding voting securities as of January 31, 2005.

			Percentage of
Name & Complete	Title of		Voting Securities
Mailing Address	Class Owned	Amount Owned	Owned
Phillip Frost, M.D.	Common Stock	43,485,383	16.37%
c/o IVAX Corporation
4400 Biscayne Blvd.
Miami, FL 33137

UNDERWRITERS

6. Underwriters

     (a) Name and mailing address of each person who, during the last three years, acted as an underwriter of any securities of IVAX which are outstanding as of the date of filing this application.

Underwriter	Mailing Address	Title of Class of Securities Underwritten
UBS Securities LLC	299 Park Avenue	1.5% Convertible Senior Notes due 2024
	New York, NY 10171	1.875% Convertible Senior Notes due 20024

Merrill Lynch Pierce Fenner & Smith Incorporated	4 World Financial Center New York, NY 10080	1.5% Convertible Senior Notes due 2024

     (b) No person is acting or will act as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization

     (a) The authorized and outstanding capital stock and debt securities of the Company as of January 31, 2005 were as follows:

		Amount
Title of Class	Amount Authorized	Outstanding
Common Stock, par value $0.10 (and associated Common Stock Purchase Rights)	546,875,000	260,877,267
1.5% Convertible Senior Notes due 2024	$400,000,000	$400,000,000
1.875% Convertible Senior Notes due 2024	$333,000,000	$333,000,000
4.5% Convertible Senior Subordinated Notes due 2008	$283,000,000	$283,000,000

     (b) Holders of common stock are entitled to one vote for each share held of record on all matters voted upon by shareholders, and a majority vote is required for all action to be taken by shareholders. No holder of any other securities of the Company is entitled to vote on matters submitted to a vote of shareholders, unless as expressly permitted by law.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions

     The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture, a form of which is attached as Exhibit T3C hereto.

     (a) Events of Default; Withholding of Notice

          Each of the following is an “Event of Default:”

          (1) the Company defaults in the payment of the principal amount, with respect to the New Notes, when the same becomes due and payable;

          (2) the Company defaults in the payment of any accrued and unpaid interest (including Contingent Interest, if any) in each case, when due and payable, and such default continues for a period of 30 days;

          (3) the Company fails to satisfy its conversion obligation with respect to any portion of the principal amount of any New Notes following the exercise by the Holder of the right to convert such New Notes into cash and, if applicable, shares of common stock pursuant to and in accordance with the terms of the Indenture;

          (4) the Company defaults in its obligation to pay the Repurchase Price or the Repurchase Event Repurchase Price, as applicable, with respect to any New Notes, or any portion thereof, upon the exercise by the Holder of such Holder’s right to require the Company to repurchase such New Notes pursuant to and in accordance with the terms of the Indenture;

          (5) the Company defaults in its obligation to pay the Redemption Price with respect to any New Notes or any portion thereof upon the exercise by the Company of its right to redeem the New Notes pursuant to and in accordance with the terms of the Indenture;

          (6) the Company fails to comply with any of its agreements or covenants in the New Notes or the Indenture (other than those referred to in clauses (1) through (4) above) and such failure continues for 60 days after receipt by the Company of a Notice of Default;

          (7) acceleration of any of the Company’s or any of the Company’s subsidiaries’ indebtedness for money borrowed in the aggregate principal amount then outstanding of $35,000,000 or more so that such indebtedness becomes due and payable prior to the date on which it would otherwise have become due and payable, and such acceleration is not rescinded within 60 days after receipt by the Company of a Notice of Default;

          (8) the Company or any Significant Subsidiary, pursuant to or under or within the meaning of any Bankruptcy Law:

(A)	commences a voluntary case or proceeding;

(B)	consents to the entry of any order for relief against it in an involuntary case or proceeding or the commencement of any case against it;

(C)	consents to the appointment of a Custodian of it or for any substantial part of its property;

(D)	makes a general assignment for the benefit of its creditors;

(E)	files a petition in bankruptcy or answer or consent seeking reorganization or relief; or

(F)	consents to the filing of such petition or the appointment of or taking possession by a Custodian; or

          (9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law, which order or decree remains unstayed and in effect for 60 consecutive days, that:

(A)	is for relief against the Company or any Significant Subsidiary, in an involuntary case or proceeding;

(B)	appoints a Custodian of the Company or any Significant Subsidiary, or for any substantial part of its property; or

(C)	orders the winding up or liquidation of the Company or any Significant Subsidiary.

     A default under clauses (6) or (7) above is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in aggregate principal amount of the New Notes then outstanding notify the Company and the Trustee, in writing of the default, and the Company does not cure (or obtain a waiver of) the default within 60 days after receipt of such notice. The notice must specify the default, demand that it be remedied and state that the notice is a “Notice of Default.” When any default is cured, it ceases.

     If an Event of Default (other than an Event of Default specified in clause (8) or (9) above) occurs and is continuing, the Trustee may, by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the New Notes then outstanding may, by notice to the Company and the Trustee, declare all unpaid principal plus any interest (including Contingent Interest, if any) to the date of acceleration on the New Notes then outstanding (if not then due and payable) to be due and payable upon any such declaration, and the same shall become and be immediately due and payable in cash. If an Event of Default specified in clause (8) or (9) above occurs, all unpaid principal of the New Notes then outstanding plus any interest (including Contingent Interest, if any) to the date of the occurrence of such Event of Default shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may rescind an acceleration and its consequences if (a) all existing Events of Default, other than the nonpayment of the principal plus any interest (including Contingent Interest, if any) of the New Notes which has become due solely by such declaration of acceleration, have been cured or waived; (b) to the extent the payment of such interest is lawful, interest (calculated at the rate per annum borne by the New Notes) on overdue installments of interest and overdue principal, which has become due other than by such declaration of acceleration, has been paid; (c) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (d) all payments due to the Trustee and any predecessor Trustee have been made. No such rescission shall affect any subsequent default or impair any right consequent thereto.

     If a default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Holder notice of the default or Event of Default within 90 days after it occurs. However, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interest of Holder, except in the case of a default or an Event of Default in payment of the principal of, or interest on, any New Notes.

(b) Authentication and Delivery of New Notes; Use of Proceeds

     The Chairman or any Co-Chairman of the Board, any Vice Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Controller, the Secretary or any Assistant Controller or Assistant Secretary of the Company may sign the New Notes for the Company by manual or facsimile signature attested by the manual or facsimile signature of the Secretary or an Assistant Secretary of the Company. If an officer whose signature is on a New Notes no longer holds that office at the time the Trustee authenticates the New Notes, the New Notes shall be valid nevertheless.

     A New Note will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.

     The Trustee will authenticate and make available for delivery New Notes for original issue upon receipt of a written order or orders of the Company signed by an officer of the Company. The order must specify the amount of New Note to be authenticated, will provide that all such New Notes will be represented by a restricted global New Note and the date on which each original issue of New Notes is to be authenticated.

     The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent shall have the same rights as an Agent to deal with the Company or an Affiliate of the Company.

     There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

     The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

(d) Satisfaction and Discharge of the Indenture

     The Indenture shall cease to be of further effect (except as expressly provided in the Indenture), and the Trustee, on demand of and at the expense of the Company, will execute proper instruments acknowledging satisfaction and discharge of the Indenture, when:

     (1) either:

     (A) all New Notes authenticated and delivered (other than (i) New Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture and (ii) New Notes for whose payment money has been deposited in trust and thereafter repaid to the Company as provided in the Indenture) have been delivered to the Trustee for cancellation; or

     (B) all such New Notes not delivered to the Trustee for cancellation: (i) have become due and payable, or (ii) will become due and payable at the Final Maturity Date within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of clause (i), (ii) or (iii), has irrevocably deposited or caused to be irrevocably deposited with the Trustee or a Paying Agent (other than the Company or any of its Affiliates), as trust funds in trust for such purpose, cash in an amount sufficient to pay and discharge the entire indebtedness on such New Notes not delivered to the Trustee for cancellation, for principal and interest (including Contingent Interest, if any) to the date of such deposit (in the case of New Notes which have become due and payable) or to the Final Maturity Date or redemption date, as the case may be;

     (2) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and

     (3) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent set forth in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

     The Company will deliver to the Trustee, within 90 days after the end of each fiscal year of the Company (beginning with the fiscal year ending December 31, 2005), an officers’ certificate as to each signer’s knowledge of the Company’s compliance with all conditions and covenants on its part contained in the Indenture and stating whether or not such signer knows of any default or Event of Default. If either signer knows of such a default or Event of Default, the officers’ certificate will describe the default or Event of Default and the efforts to remedy the same. Compliance for purposes of the certificate will be determined without regard to any grace period or requirement of notice provided pursuant to the terms of the Indenture.

9. Other Obligors

     The New Notes are not guaranteed by any other Person.

Contents of application for qualification

     This application for qualification comprises:

(a)	Pages numbered 1 to 11, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c)	The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A	Articles of Incorporation of the Company, in effect as of the date hereof (incorporated by reference to IVAX Corporation’s Form 8-B dated July 28, 1993).

Exhibit T3B	Amended and Restated Bylaws of the Company, in effect as of the date hereof (incorporated by reference to IVAX Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1**	Offer to Exchange dated January 20, 2005.

Exhibit T3E-2**	Letter of Transmittal.

Exhibit T3E-3**	Notice of Guaranteed Delivery.

Exhibit T3E-4**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit T3E-5**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit T3E-6**	Supplement to Offer to Exchange dated February 11, 2005.

Exhibit T3F*
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

**	Previously filed.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, IVAX Corporation, a corporation organized and existing under the laws of the State of Florida, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Miami and State of Florida, on the 22 day of February, 2005.

(Seal)	IVAX Corporation

Attest: /s/ STEVEN D. RUBIN	By: /s/ THOMAS E. BEIER

Name: STEVEN D. RUBIN	Name: THOMAS E. BEIER

Title: Senior VP and General Counsel	Title: Senior VP-Finance and Chief Financial Officer